Exhibit 99.1

Wowo Limited Reports Third Quarter 2016 Unaudited Financial Results

Shanghai, China, November 22, 2016 – Wowo Limited (the “Company” or “JM Wowo”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its unaudited financial results for the third quarter of 2016 ended September 30, 2016.

Disclaimer: When preparing the unaudited condensed consolidated financial statements for the three months and nine months ended September 30, 2016, the Company revisited the presentation of revenue for the period of January 1 to June 30, 2016, and concluded that certain revenue recognized on a gross basis disclosed in the earning release dated August 22, 2016 for the second quarter of 2016 should have been presented on a net basis in accordance with relevant US GAAP. Accordingly, the Company revised revenue and cost of revenues for the three months ended June 30, 2016 to reflect such change of gross presentation to net presentation.

Third Quarter 2016 Highlights

•	Revenues in the third quarter of 2016 were $19.8 million, an increase of 30.7% from $15.2 million in the second quarter of 2016.

•	Gross loss increased to $145,000 in the third quarter of 2016, from a gross loss of $45,000 in the second quarter of 2016.

•	B2B online platform recorded gross billing of RMB 3,194 million (US$479 million) in the third quarter of 2016, measured in terms of gross merchandise value (“GMV”), increasing 99.8% from gross billing of RMB1,598 million (US$240 million) in the second quarter of 2016.

•	Active customer accounts increased to 33,214 as of September 30, 2016, increasing 1.3% from 32,775 as of June 30, 2016.

•	Third-party sellers on the Company’s JMU online marketplace slightly increased to 14,094, compared to 14,085 in the second quarter of 2016.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer commented, “We are pleased to report third quarter earnings results with double-digit growth in sales and robust GMV growth. Our third quarter revenue was driven by the increase in order volume from our growing online direct sales business and an increase in our corporate client base as well as seasonal factors. During the third quarter, 90% of our total sales came from top black card membership holders, which are largely comprised of renowned catering companies.”

“To better serve our clients with premium product choices, we raised the supplier entry requirement of our online platform in the third quarter. Despite fewer suppliers, we continue to add major companies in the food and hospitality industry to our supplier list, including Pacifaith International Trade (Shanghai) Co. Ltd., Shanghai Liangyou Haishi Oils & Fats Industry Co. Ltd., Shanghai Yimin NO.1 Foods (Group) Co. Ltd., NISSEI Shanghai Co. Ltd. and Shanghai Bangjie Hotel Supplies Company Co. Ltd., among others.”

“As we experience rapid growth in our user base, we continue our focus on improving the user experience. Currently, we are developing a technical solution to connect our online platform with the ERP systems of restaurant chain customers to streamline purchasing transactions, which we believe will further drive our gross billing once the new system launches. In addition, we are recruiting senior operational and R&D talent to our team to improve operating efficiency and R&D capabilities. Our corporate governance has also been strengthened with the appointment of Dr. Gang Yu to our Board as an Independent Director. We believe his management expertise and proven leadership will assist JM Wowo with its long-term growth plans. Finally, in an effort to communicate more closely with investors, we launched our redesigned investor relations website recently to better reflect our most current business services.”

Recent Corporate Highlights

•	In September, the Company updated its mobile app and wechat service account to fulfill customer’s procurement needs. The mobile app is currently available in Android and the iOS App Store. JM Wowo’s wechat service account has passed system burst capacity test and is capable of hosting 400 customer orders simultaneously.

•	On September 3rd, 2016, the Company announced that it entered into a strategic cooperation agreement with Shanghai Chunmin Internet Financial Information Service Co., Ltd. (“Chunmin”), to jointly build a supply chain finance company to provide JM Wowo’s B2B customers related services, including order factoring, credit granting service on the platform, financing and leasing as well as other aspects of supply chain finance services.

•	In September, Xiao Nan Guo acquired a 9.82% stake in JM Wowo for a total consideration of HK$368,396,837 (approximately US$47.5 million) from the Company's existing shareholders. This transaction priced the Wowo’s ordinary shares at HK$2.6 per share (approximately US$6.0 per American depositary share of the Company).

•	In August, JM Wowo announced that the Company has appointed Dr. Gang Yu as an Independent Director.

•	In July 2016, the Company relocated its corporate headquarters to Bay Valley, Shanghai.

•	In July, JM Wowo’s consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co., Ltd., is among the first group of 94 Shanghai-based trading companies that received the ‘Regional Headquarters Certificate’ from the Shanghai government, recognizing it as one of the key trading companies headquartered in Shanghai.

•	In July, the Company entered into a strategic partnership with Chongqing Haier Home Appliance Sales Co., Ltd. Shanghai Branch. JM Wowo customers can purchase a full line of Haier products with supporting services on JM Wowo’s online marketplace.

•	On July 18th, the Company entered into a strategic cooperation agreement with Taetea Group, a leading tea company that produces, distributes and sells Pu’er tea with over 2,200 retail outlets in Asia.

Third Quarter 2016 Financial Performance

As previously announced, in September 2015, JM Wowo divested Wowo Group Limited, the Company’s group buying and other non-foodservice-related businesses in an effort to build one of China's largest internet foodservice platforms, improve its profitability and streamline its business operations.

Revenues were $19.8 million for the third quarter of 2016, an increase of 30.7% from $15.2 million in the second quarter of 2016. The growth of revenue in the third quarter 2016 was mainly due to the larger order volume from corporate clients through our online direct sales business.

Cost of revenues was $20.0 million in third quarter 2016, an increase of 31.3% from $15.2 million in the second quarter of 2016, which is generally in-line with the growth of the Company’s revenues.

Gross loss for the third quarter of 2016 was $145,000, compared to gross loss of $45,000 in second quarter 2016. The increase in gross loss was mainly due to increased share-based compensation granted to senior technology staff in the third quarter of 2016.

Selling and marketing expenses in the third quarter 2016 increased 98.4% to $4.2 million from $2.1 million in the second quarter of 2016. As a percentage of total revenue, selling and marketing expense was 21.4% and 14.1% in the third and second quarter of 2016, respectively. The increase in marketing expenses was primarily due to client promotion activities in the third quarter.

General and administrative expenses in third quarter 2016 were $3.6 million, an increase of 2.8% compared to $3.5 million in the second quarter of 2016. The increase in general and administrative expenses was mainly due to the increase in share-based compensation to administrative staff in the third quarter of 2016. As a percentage of total revenues, general and administrative expenses was 18.0% and 22.9% in the third and second quarter of 2016, respectively.

Loss from operations in the third quarter of 2016 was $7.9 million, an increase of 40.7% from $5.7 million in the second quarter of 2016.

Net loss attributable to the Company in the third quarter of 2016 was $7.4 million, an increase of 45.2% as compared to $5.1 million in the second quarter of 2016. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits, was $5.1 million compared to $3.5 million in the second quarter of 2016. For the quarter ended September 30, 2016 and June 30, 2016, the Company’s weighted average number of ordinary shares used in computing loss per ordinary share was 1,476,208,670 and 1,476,208,670, respectively.

As of September 30, 2016, the Company’s cash and cash equivalents was $8.8 million, a decrease of 21.3% as compared to $11.2 million as of December 31, 2015. The decrease in cash and cash equivalents was mainly due to the operating cost and the growth of the Company’s online direct sales which requires cash outflow for products procurement. Working capital was $2.6 million as compared to $16.1 million as of December 31, 2015. Total shareholders’ equity was $277.2 million and $304.7 million as of September 30, 2016 and December 31, 2015, respectively.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefitshave been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call Information

The Company will hold a conference call at 8:00 am ET (9:00 pm Beijing/Hong Kong time) on November 22, 2016 to discuss its third quarter 2016 results. Listeners may access the call by dialing:

US (Toll free): +1 855-298-3404

Hong Kong (Toll free): 800-905-927

China: 4001-200-539

Access code: 8875306

A webcast will also be available through the Company's investor relations website at http://ir.ccjmu.com.

A replay of the call will be available through November 29, 2016 by dialing:

US: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

Access code: 8875306

About JM Wowo

JM Wowo currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JM Wowo has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JM Wowo is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JM Wowo has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JM Wowo works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JM Wowo’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JM Wowo’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JM Wowo’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JM Wowo might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JM Wowo does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Lichao Zhao, IR Director

Wowo Limited

zhaolichao@ccjmu.com

Tel: +86-185-1627-8876

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200

 Wowo Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except share number and per share data)

	Three months ended
	June 30, 2016	September 30, 2016
Revenues	15,176	19,836
Cost of revenues	15,221	19,981
Gross loss	(45)	(145)
Operating expenses:
Selling and marketing	2,135	4,236
General and administrative	3,469	3,565

Total operating expenses	5,604	7,801
Loss from operations	(5,649)	(7,946)
Interest income	5	5

Loss before provision for income taxes	(5,644)	(7,941)
Provision for income tax benefits	540	530
Net loss attributable to Wowo Limited	(5,104)	(7,411)
Net loss attributable to holders of ordinary shares of Wowo Limited	(5,104)	(7,411)

Net loss per ordinary shares
Basic	(0.0035)	(0.0050)
Diluted	(0.0035)	(0.0050)
Weighted average shares used in calculating net loss per ordinary shares
Basic	1,476,208,670	1,476,208,670
Diluted	1,476,208,670	1,476,208,670

Wowo Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31,	September 30,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	11,152	8,773
Accounts receivable, net	3,748	2,475
Inventories, net	94	1,526
Prepaid expenses and other current assets	25,282	17,786
Amounts due from related parties	807	406
Total current assets	41,083	30,966
Long-term equity investment	-	750
Property and equipment, net	478	1,877
Acquired intangible assets, net	50,563	39,884
Goodwill	250,650	242,541

Total assets	342,774	316,018
Current liabilities:
Accounts payable	3,831	3,706
Accrued expenses and other current liabilities	19,971	18,204
Advance from customers	828	1,983
Amounts due to related parties	320	4,476
Total current liabilities	24,950	28,369
Non-current liabilities:
Other non-current liabilities	502	502
Deferred tax liabilities-non-current	12,641	9,971
Total liabilities	38,093	38,842
Shareholders' equity:
Ordinary shares	14	14
Additional paid-in capital	630,470	631,178
Accumulated deficit	(326,711)	(343,520)
Accumulated other comprehensive (loss)/income	908	(10,496)
Total Wowo Limited shareholders' equity	304,681	277,176
Total liabilities and equity	342,774	316,018

Wowo Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US Dollars in thousands)

	Three Months Ended
	June 30, 2016	September 30, 2016

Loss from operations	5,649	7,946
Net loss attributable to Wowo Ltd.	5,104	7,411

Share-based compensation	-	708
Amortization of acquired intangible assets	2,161	2,118
Provision for income tax benefits	(540)	(530)
Impairment of goodwill	-	-

Non-GAAP loss from operation (a)(b)(d)	3,488	5,120
Non-GAAP net loss attributable to Wowo Ltd.(a)(b)(c)(d)	3,483	5,115

(a)	Adjustment to exclude share-based compensation
(b)	Adjustment to exclude amortization of acquired intangible assets
(c)	Adjustment to exclude provision for income tax benefits
(d)	Adjustment to exclude impairment of goodwill